UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2013

Commission File 001 — 33175

Sesa Goa Limited

(Translation of Registrant’s name into English)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K contains a notice filed by Sesa Goa Limited with the Bombay Stock Exchange and the National Stock Exchange in India on August 19, 2013, which is filed as exhibit 99.1.

EXHIBIT LIST

Exhibit	Description

99.1	Notice to Bombay Stock Exchange and National Stock Exchange dated August 19, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: August 20, 2013

SESA GOA LIMITED

By:	/s/ C D Chitnis
Name:	C D Chitnis
Title:	Company Secretary